1000 East Hanes Mill Road
Winston-Salem, NC 27105
336-519-4400 tel
336-519-4865 fax
VIA EDGAR SUBMISSION
AND OVERNIGHT DELIVERY
January 14, 2008
Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hanesbrands Inc. Transition Report on Form 10-KT for the Transition Period from July 2, 2006 to December 30, 2006 Filed February 22, 2007 File No. 001-32891
Dear Mr. Reynolds,
     On behalf of Hanesbrands Inc., a Maryland corporation (the “Company”), we are writing to respond to your letter to the Company dated December 28, 2007, regarding the Company’s transition report on Form 10-KT that was filed with the Securities and Exchange Commission on February 22, 2007. The response below corresponds to the caption and number of your comment (which is reproduced below).
Form 10-KT for the Transition Period from July 2, 2006 to December 30, 2006
Item 11. Executive Compensation
1.	Your disclosure indicates that 2006 bonus compensation was based upon annual targets linked to long-term financial targets and balanced against shorter term key performance indicators. We also note that awards under the incentive plan may be made subject to attainment of performance goals, although no awards in 2006 were performance based. In future filings, please disclose the specific performance targets

Mr. John Reynolds
U.S. Securities and Exchange Commission

used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
Response: The Company respectfully acknowledges the Staff’s comment. In future filings the Company will disclose any specific performance targets used to determine incentive amounts, unless disclosure of those targets poses a reasonable risk of competitive harm. To the extent that the Company believes that certain of those targets may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K, it will provide the staff with a supplemental analysis as to why it is appropriate to omit such targets as well as the disclosure required by Instruction 4 to Item 402(b) of Regulation S-K.
The Company also confirms that annual targets under its annual incentive plan (or “AIP”) are linked to the Company’s long-term financial targets, and these targets are balanced with shorter term key performance indicators that are expected to change from year to year. The bonuses for 2007 will be paid based on such targets. As noted on pages 78 and 87 of the Form 10-KT, however, for the six months ended December 30, 2006, the Company’s Compensation and Benefits Committee determined to pay bonuses pursuant to the AIP at 97% of the target level established for an employee pursuant to the AIP, which target levels for the Company’s executive officers ranged from 85% to 150%. The Compensation and Benefits Committee made this determination based on the fact that the change in the Company’s fiscal year end to the Saturday closest to December 31 would create a transition period from July 2, 2006 until December 30, 2006, during which the Company would be independent from Sara Lee for a very short period of time. Therefore, the Compensation and Benefits Committee considered it appropriate, for the transition period, to pay bonuses for 2006 at 97% of target levels, resulting in bonus payments that were consistent with the bonuses paid during the preceding four years.
* * * * * * * * * * * *
     In connection with the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. John Reynolds
U.S. Securities and Exchange Commission

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at (336) 519-3515 with any questions or comments regarding this filing.
Sincerely,
/s/ Joia M. Johnson
Joia M. Johnson
Executive Vice President,
General Counsel and Corporate Secretary

cc:	Cathey Baker Dave Walz Richard A. Noll